EXHIBIT 99.1

Norsk Hydro Secures Drilling Capacity

OSLO, Norway, June 22, 2006 (PRIMEZONE) -- In order to carry out an extensive exploration programme, Hydro has signed a contract with Transocean, which ensures that Hydro has capacity for deepwater drilling operations for the 2007 to 2013 period.

The contract includes use of the semi-submersible drilling rig Henry Goodrich in the two-year period from 2007 until 2009. In addition, Hydro will be able to use Transocean`s new build enhanced Enterprise-class drill ship, which is due to be completed by the middle of 2009. The duration of the contract for this drill ship is four years.

The contract with Transocean, which has a total value of close to NOK 6 billion ($950 million) over six years, gives Hydro the opportunity to realise the value potential that exists in the company`s attractive exploration portfolio in the U.S. Gulf of Mexico.

Following Hydro's acquisition of Spinnaker Exploration in 2005, Hydro became the tenth largest lease holder in the Gulf of Mexico with interests in over 400 leases. Hydro plans to use the rig capacity to maximise the value of its extensive exploration portfolio. In addition, securing this rig capacity will allow Hydro to gain access to new exploration prospects in the area and will enhance Hydro`s position in upcoming competitive lease sales.

It will also be possible to use the rigs in drilling assignments for Hydro in other deepwater areas.

The rig Henry Goodrich is built for drilling operations at water depths of up to 670 metres, and will be upgraded with a client provided pre-laid mooring system for drilling operations at depths of up to 1,700 metres (5 000 feet).

The new enhanced Enterprice-class drill ship will be equipped with dynamic positioning and dual activity technology, allowing for parallel drilling operations. The drill ship is designed to drill in water depths of up to 4,000 metres (12 000 feet).

Norsk Hydro ASA Drammensveien 264 N-0240 Oslo Norway Telephone: +47 22 53 81 00 Fax: +47 22 53 27 25

www.hydro.com

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Investor contact: Idar Eikrem
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Press contact: Tor Steinum
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Press contact: Gisle Johanson
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